The Clorox Company 2008 Annual Report to Shareholders and Employees

08061366

We make everyday life better, every day.



Financial Highlights



$4,162
$4,388
$4,644
$4,847
$5,273

Net Sales
(in millions)



$549
$490
$1,096
$517
$444
$443
$501
$496
$461
$461
04
05
06
07
08

Net Earnings[1]
(in millions)



$899
$765
$522
$709
$730

Net Cash Provided by Operations
(in millions)



$2.56
$2.28
$6.11
$2.88
$2.90
$2.89
$3.26
$3.23
$3.24
$3.24
04
05
06
07
08

Diluted Net Earnings Per Share[1]



22.4%
27.0%
25.3%
26.5%
21.2%

Return on Invested Capital [2]



$348
$379
$363

Economic Profit[3]
(in millions)

1. The white areas represent continuing operations. Fiscal year 2005 net earnings included $3.23 diluted EPS from discontinued operations related to the repurchase of approximately 61.4 million shares, or about 29 percent, of Clorox common stock from a former shareholder.
2. Return on invested capital is a non-GAAP measure that is calculated as earnings from continuing operations before income taxes, excluding restructuring and asset impairment costs and interest expense; computed on an after-tax basis as a percentage of adjusted average invested capital. See reconciliation of return on invested capital on page 28.
3. Economic Profit (EP) is used by management to evaluate business performance. EP represents profit generated over and above the cost of paying for the assets used by the business to generate profit. See reconciliation of economic profit in Exhibit 99.3 of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008.



Clorox Shareholders and Fellow Employees

I feel very good about the performance of The Clorox Company in fiscal year 2008, especially given the unprecedented commodity cost environment and overall inflationary pressure on the consumer. I am especially proud of our employees, who made significant progress on the Centennial Strategy that I outlined for you in last year's letter. Below are some highlights from fiscal 2008.

2008 Was a Solid Year in a Challenging Environment
Clorox had a solid year in fiscal 2008:

> We grew sales 9 percent to $5.3 billion. This was our seventh consecutive year of top-line growth of 4 percent or more, at or above our annual target of 3 percent to 5 percent sales growth. It was also our strongest top-line growth in seven years.

> We generated cost savings of $93 million, on top of more than $100 million in cost savings in each of the prior six years.

> Despite absorbing commodity cost increases of more than $100 million above our initial estimates, we delivered earnings per share solidly within our original outlook for the fiscal year, excluding certain charges. Diluted earnings per share for the year were $3.24, which includes an impact of 26 cents of restructuring-related charges and 9 cents dilution associated with the acquisition of Burt's Bees, Inc.

> Our financial condition remains very strong, with net cash provided by operations of $730 million.

> Strong free cash flow* of $560 million enabled us to partially pay down debt issued to finance the acquisition of more than 12 million shares of Clorox stock and to finance the Burt's Bees acquisition.

> We generated $363 million in economic profit (EP)**, including the near-term dilutive effect of acquiring Burt's Bees. While EP was down slightly from $379 million in fiscal year 2007, we believe this acquisition will position us for higher EP growth over the long term.

We Delivered Significant Results on Our Centennial Strategy
We successfully launched our Centennial Strategy, including our focus on EP. Double-digit annual EP growth over time is our "true north" goal because we believe it strongly corresponds with shareholder value creation. Looking at our business through an EP lens gives us insight into the greatest opportunities for value creation and drives the four strategic choices we made as part of the Centennial Strategy. In fiscal 2008, we made significant progress in each of the following areas:

Be a high-performance organization of enthusiastic owners
Our first strategy is about our employees. When everyone is engaged and working well together toward a shared vision and common goals, we can do just about anything. Studies have shown the No. 1 driver of engagement is employees' understanding of and connection to the company strategy. Following the initial rollout to leaders in June 2007, communicating our Centennial Strategy across the organization was a top priority. We moved quickly to engage and enroll employees through employee meetings, online training and printed materials. We also increased the frequency of strategy review meetings with business units and functions, contributing to stronger cross-company linkages and alignment while using EP as a means to determine resource allocation.

*Free cash flow is a non-GAAP measure calculated as cash provided by operations less capital expenditures. See reconciliation of free cash flow as set forth in Exhibit 99.1 of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

** Economic profit (EP) represents profit generated over and above the cost of paying for the assets used by the business to generate profit. See reconciliation of economic profit in Exhibit 99.3 of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

Fiscal 2008 Key Results by Operating Segment

	Net Sales	Percent of Total Company Net Sales	Net Sales Growth	Pretax Earnings Growth
North America	$4.4 billion	84%	+8%	+0%
International	$0.8 billion	16%	+16%	+4%

Note: Intersegment sales are insignificant. All comparisons are with fiscal year 2007 and exclude the results of discontinued operations.

We are also working hard to build on our strong culture of collaboration and teamwork across the company. At the beginning of fiscal 2008, we established a formal team of highly engaged employees from around the world to represent the voice of all employees to surface the best ideas for making everyday Clorox life better. In addition, we launched a manager certification program and a new peer-to-peer recognition program, just to name a few accomplishments.

In March 2008, we conducted one of our periodic companywide surveys to measure employee engagement. Survey results indicated a significant increase over the prior year in key areas that typically drive engagement and contribute to how much discretionary effort employees put into their work and how long they intend to stay with the company. We are pleased with our progress and remain focused on continual improvement in this area.

Win with superior capabilities in the "3Ds": Desire, Decide and Delight

Desire is about ensuring consumers are predisposed to buy our brands before setting foot in the store. We do this by communicating consistent messages about why our products are the best choice to meet their needs. **Decide** is about winning at the store shelf through superior packaging, assortment, merchandising, pricing and shelving. **Delight** is about striving to ensure our products exceed consumers' expectations when they take our products home, which is an important step toward earning lifetime loyalty.

A key element of our strategy to win in the area of "decide" was incremental investment in the grocery channel, which represents about a third of our U.S. sales and more than half of our U.S. economic profit. To accelerate growth in this channel, we increased staffing in our customer-facing organization and continued to build strong capabilities our retail partners value. As a result, our grocery customers named us to 17 new category advisory positions. In addition, our focus on improved assortment and shelving resulted in more than 90 new Clorox Company items on shelf across a number of grocery retailers. Our emphasis on the grocery channel drove a sales turnaround of 5 percentage points from the past four-year trend. I believe we are laying a foundation for accelerating growth in the channel, which will remain an area of focus over the longer term. We are optimistic that this effort will generate incremental sales and profit.

Accelerate growth both in and beyond the core

We realize that, to achieve our true north goal, we must accelerate growth in our core businesses as well as beyond in the categories, channels and countries where we do business. One of the ways we're doing this is by capitalizing on the four significant consumer "megatrends" we identified: **health and wellness, environmental sustainability, convenience** and a more **multicultural marketplace.**

Clearly, fiscal 2008 was a year of strong sales growth. We launched the Green Works™ line of natural cleaners, which far exceeded our initial expectations. The brand received the 2008 Innovation and Creativity Award from the Grocery Manufacturers Association and a Sustainability Innovation Award from Wal-Mart. The Brita® team did an outstanding job

Cumulative Total Shareholder Return

July 1, 2003, through June 30, 2008 (assumes reinvestment of quarterly dividends)
Peers: An average of 18 consumer packaged goods companies used for benchmarking purposes.



Peers
+8.6%
S&P 500
+7.6%
Clorox
+6.4%
2003
2004
2005
2006
2007
2008

of positioning our water-filtration brand to capitalize on trends in sustainability and convenience, driving substantial category growth and all-time record sales for the fiscal year. The Burt's Bees acquisition marked our entry into the natural personal care category. We are extremely pleased with this acquisition, which contributed about 2 percentage points of the company's sales growth for the fiscal year. We continued to drive the integration and growth of the bleach businesses we acquired last year in Canada and Latin America. Also in Latin America, we extended our strong Poett® and Mistolín® home care brands into the adjacent air fresheners space, and continued to build our franchise of scented cleaning products.

(See pages 5-13 to learn more about how we are capitalizing on the consumer megatrends.)

Relentlessly drive out waste
The unprecedented commodity cost increases we faced in fiscal 2008 underscored the importance of driving cost savings and increasing productivity. Our strong cost savings for the year are testament to the organization's cost and process discipline. Key initiatives included making a strategic investment to restructure and streamline our home care manufacturing network for improved flexibility and cost structure. Under the restructuring, we are creating a home-care supply-chain hub in the Atlanta area that will provide improved efficiency and cost savings from raw materials and packaging to manufacturing and transportation.

Building on our long-standing heritage of environmental stewardship, we established a companywide environmental sustainability strategy that we anticipate will help us achieve cost savings over time in addition to helping us reduce our environmental footprint.

(See pages 14-17 to learn more about what we're doing in the area of environmental sustainability and other aspects of corporate social responsibility.)

Differentiation Is Our Competitive Advantage
We anticipate another challenging year in fiscal year 2009 as consumers remain under financial pressure and we anticipate year-over-year raw-material cost increases. At the same time, we have a track record for effectively managing our business in a difficult environment, and I believe we're taking the right steps to mitigate these factors, including increasing prices on more than half of our portfolio during fiscal 2009. I have confidence we can implement these increases because we have brands that consumers trust to deliver value and that our retail customers want. Across our portfolio, we're capitalizing on the key consumer megatrends of health and wellness, environmental sustainability, convenience and a more multicultural marketplace. We're bringing innovation to our categories and leveraging strong customer capabilities that our retail partners value.

We Are Focused on Creating Long-Term Shareholder Value
As the chart above shows, Clorox stock has delivered a 6.4 percent annual increase in total shareholder return over the

past five years. As with many other companies, our stock performance over this period — and in particular the past fiscal year — was impacted by the market's reaction to the volatile commodity cost environment and overall inflationary pressures. In fiscal 2008, our total shareholder return decreased 14 percent. That said, Clorox remains focused on making the right decisions for the overall health of the business to create shareholder value over time. Our cash flow remains strong, and we are continuing to pay down our level of debt, while also supporting dividend growth. We're exercising disciplined capital spending and using our economic profit lens to determine resource allocation.

We Will Continue on Our Path Toward True North

We believe more than ever that we're on the right path to achieve our true north goal of delivering double-digit annual percentage growth in economic profit. We remain focused on the choices we've made to support our Centennial Strategy. Looking ahead, we are working to achieve high levels of engagement across the Clorox organization; gain market share in our product categories by executing the 3Ds of desire, decide and delight; accelerate growth with innovation behind the four megatrends and drive out waste to improve gross margin.

One thing I've learned during tough times is that challenges can bring out the best in people — and at Clorox we have some of the best people around. Someone will win in this tough environment, and I believe it can — and will — be Clorox. We have the right priorities, organizational focus, talent and passion to deliver results that our shareholders expect and deserve. On behalf of everyone at Clorox, thank you for continuing to place your trust in our company.

Sincerely,

Donald R. Knauss
Chairman & Chief Executive Officer
Sept. 1, 2008

We make everyday life better, every day. It's a clear, simple statement of why we're here, what we do and the role our brands play in the lives of consumers around the world. Our deep consumer insights into everyday life help us tap global trends to grow our business. That's why we're focused on four "megatrends": **health and wellness**, **convenience**, **environmental sustainability** and a more **multicultural marketplace.** Turn the page to see how Clorox people are bringing these megatrends to life.



We Make Everyday Life Better, Every Day

Not many 95-year-olds can claim they're stronger than ever. But the Clorox® brand can. When Clorox® bleach was introduced in 1913, it killed the germs that could make people sick. Just as relevant today, that need lies at the heart of our health-and-wellness platform.



Health and Wellness Pays Off With Consumers

Our goal is ambitious but compelling: provide millions of children around the world a healthier childhood and their parents peace of mind. To our consumers, health and wellness has many facets, from diet and nutrition to the environment around them. Recognizing this, we defined our Clorox® brand promise as "Cleaner World. Healthier Lives.™"

"With this focus, we've doubled net customer sales of the Clorox® franchise in seven years to $1.5 billion," says Tarang Amin, vice president – business unit leader. "Through the strength of this approach, and our products, which include our signature bleach and its leading antimicrobial technology, we anticipate reaching $2 billion by 2013."

Health and Wellness Resonates With Consumers

We speak to consumers about their chief concern: growing a happy, healthy family. By focusing on health and wellness, our advertising effectiveness has improved three-fold.

We've also launched education-based programs aimed at reaching families. Three years ago, we started the "Boo to the Flu" program in just one market. Today, it's one of the most recognized pediatric health outreach programs around, winning the public relations Silver SABRE award in fiscal 2008 and cheers from parents.

"It's rare to find a program that brings a smile to both parents and kids," says Mary O'Connell, director – public relations. "'Boo' is it."

Clorox Helps Retailers Bring Health and Wellness to Life

We build success with retailers by helping them educate consumers about illness prevention. We've used cold-and-flu and back-to-school seasons to help address important retailer business issues. We've worked to get our cleaning products placed around the pharmacy, in addition to the cleaning aisle. And we're now acting as a strategic health-and-wellness adviser to many of our key customers.

"We advise them how to bring health and wellness to life in the cleaning aisle and beyond," says Matt Laszlo, category team leader. "As a result, our share of assortment on store shelves gained almost five points last year and distribution exceeded our goal by 25 percent."

Health and Wellness Drives International Success

Our International business is a telling example of how all these components come together to help Clorox win.

In fiscal 2008, we launched our first regional campaign across Latin America entitled "Más amor. Menos enfermedades." (More love. Less illness.) From Mexico City to Buenos Aires, consumers heard the same rallying cry about health and wellness from Clorox. The campaign included integrated marketing, retail activation and new products in a number of countries, along with expansion into new regions via our 2007 bleach business acquisitions.

Additionally, a dedicated group of Clorox employee brand ambassadors helped to seed the message. Diego Migliardi, marketing director – Latin America, explains, "The brand training we've done creates an informal sales network that advocates product goodness through word of mouth."

These efforts are working. In fiscal 2008, we grew sales of products associated with health and wellness by 26 percent and significantly increased market share across Latin America through this integrated approach.

Health and Wellness Has Only Just Begun

Clorox is just beginning to spread the word about how our products can help promote health and wellness for the world. On the agenda are continued innovation, expansions into institutional health care and an extension into brands like Green Works™ natural cleaners and Brita® water-filtration products, which promote sustainability and healthy living.


CLOROX
Kitchen

At Clorox, we're not just about meeting consumer and customer needs, but also meeting the needs of the environment. With society's increased interest in the environment, we're stepping up our long-held focus on environmental stewardship even more.



Creating a Sustainable Future

With our sustainability commitment, we're creating a brighter future for our business and the environment by reducing our footprint and investing in sustainable growth initiatives. We believe environmental sustainability is both a business imperative and an opportunity.

"Unlike society's past environmental movements, today's interest in environmental sustainability is mainstream and here to stay," says Bill Morrissey, vice president – environmental sustainability. "There is now a general consensus that climate change and other environmental risks are real and require thoughtful collaboration among governments, nongovernmental organizations, the scientific community, business and consumers."

Clorox's goal is to be one of the sustainability leaders in the consumer packaged goods sector. To meet that goal, we're taking a more proactive approach toward environmental sustainability for risk mitigation, footprint reduction and growth. And we established a corporate Eco Office to coordinate the effort across our operations. (See page 15 for details.)

New Products and Approaches Provide Consumers More Sustainable Options

Consumers want products that are not only better for the environment in general, but also their personal environment. From Clorox, they find products that meet those needs. Our newly acquired Burt's Bees® brand is a great choice for consumers who want natural and sustainable personal-care products.

"With this acquisition, we have expanded further into the natural/sustainable business platform," says Don Knauss, Clorox chairman and CEO.

And of course, our new Green Works™ line of natural cleaning products provides an effective option for consumers seeking plant and mineral-based cleaners. Underscoring the line's environmental friendliness, the Sierra Club has partnered with Clorox by lending its logo to the Green Works™ packaging — the Sierra Club's first-ever venture with a widely distributed consumer product. In doing so, the Sierra Club hopes to make natural cleaning more mainstream. Additionally, a portion of the proceeds of Green Works™ products go to the Sierra Club.

"It is critical for the environment that industries such as ours move toward sustainability," wrote Don Knauss in his message announcing the partnership. "We are honored to have the opportunity to turn to the Sierra Club for counsel and guidance as we make our journey to becoming a more environmentally sustainable company."

There's also Brita® water filters, which we've started marketing differently to deliver on the need for more sustainable options versus bottled water. This year, we teamed up with Nalgene® Outdoor Products to encourage consumers to kick their bottled water habits and reduce plastic bottle waste. Through the FilterForGood program, consumers can pledge to switch to a reusable water container filled with home-filtered water.

Stepping Up Our Focus on Sustainability

Clorox has a long-standing commitment to responsible environmental stewardship, and we're proud of our accomplishments and the recognition we've received over the years; at the same time, we know there's much more to be done. We look forward to building on this foundation and providing consumers with quality products to help them create more sustainable lifestyles.

Nalgene is a registered trademark of Thermo Fisher Scientific.





No one is immune to today's fast-paced, busy lifestyle. We're all looking for ways to reclaim some time for the things that really matter to us.


New
Cleaning Wipes

Innovation Makes Cleaning Convenient

At Clorox, we believe that anything we can do to make people's lives a little less hectic — helping them tackle a chore faster, or less often, without compromising on quality — goes a long way toward winning loyalty. In fact, Information Resources Inc.'s annual 2007 "Times and Trends Study" cited "innovative solutions that addressed convenience needs" as a significant driver of high-growth consumer product categories.

Wipes Pave the Convenient Way
Clorox® disinfecting wipes are a prime example of how we've capitalized on the convenience trend. In 2001, we introduced our first wipes product to provide consumers a quick and easy way to clean and disinfect. We've been the category leader since then, and continue to roll out innovation. In 2007, we introduced "designer" packaging that's attractive enough to leave on the counter, and this year we launched a thicker wipe that works better on tough jobs.

Fiscal 2008 marked the debut of another wipes product: Chux® cleaning wipes with disinfectant in Australia. For this launch, we targeted consumers who like to entertain and want a quick, effective way to spot clean their homes when visitors drop by.

In a unique move, the Chux® team worked with retailers to place these wipes in the cloths, sponges and scourers section instead of the cleaning products aisle.

"This was key to our launch strategy," explains Martin Drinkrow, regional marketing director - Australia, New Zealand and South Africa. "We were able to find new users, which generated significant incremental business for the Chux® brand. We grew the entire segment by 1.3 percent rather than simply shifting business from existing products."

We Bring Convenience to the Car, Too
Home isn't the only place where consumers want convenient solutions. We're also addressing this need in the auto-care category with the introduction of Armor All® to-go wipes. This new packaging of a familiar product was designed to fit in glove compartments and consoles for easy, anytime access.

"We know that the more consumers see wipes, the more they use them," says marketing manager Tracy Lessin. "Canisters roll around in your trunk or clutter up your car, whereas these to-go packs are easy to keep neatly tucked away — yet still within arm's reach. All wipes are designed to be convenient, but this new packaging takes it to another level."

Technology Meets Towels
Sometimes convenience is a matter of cleaning less often. This is the case with our new Clorox® FreshCare™ towels. The kitchen towels are treated with a new technology that uses the power of Clorox® regular bleach to resist the growth of odor-causing bacteria on the towel. That means consumers can use their towels for a longer period between washings, resulting in less time spent in the laundry room.

Consumers are responding positively to this innovative new product. According to a survey of 1,300 "influencer" mothers, seven out of 10 prefer Clorox® FreshCare™ towels to their regular kitchen towels. As one consumer said, "They still smell fresh after two days of use!"

Best of all, these influencer moms are spreading the word: Six out of 10 have already told someone else about Clorox® FreshCare™ towels.

We Help Consumers Free Up Time to Enjoy the Things That Matter
There are always things we'd like to do a little faster, less often or with less effort. By delivering on the desire for convenience, Clorox products give consumers more time to spend enjoying the things they really care about.


ARMORALL

There's an increasingly powerful new group of consumers in the U.S. They're the 45 million Hispanic consumers who buy $34 billion worth of consumer packaged goods a year in the U.S. today, a number projected to grow to $52 billion by 2015.[1] The Clorox multicultural team aims to tap this immense market potential.


READY FASTER
KINGSFORD
The Original

"A multicultural focus goes beyond one's bloodline," says Tony Gerst, Clorox's multicultural team leader. "We need to know you as a person, your viewpoints and how you live; information beyond what the Census Bureau tells us."

Established in 2004, the multicultural team uses Clorox proprietary processes to gain a deeper knowledge of the Hispanic community for our categories and recommends strategies that speak to these consumers in a language they understand and relate to.

Kingsford® Brand Focuses on "The Proud Shepherd"
One such example is in the charcoal category. In 2006, we introduced Kingsford® charcoal briquets with Sure Fire Grooves™, which light faster and burn longer. The Hispanic target consumer, the male head of the household, is described as "the proud shepherd." Grilling is the way he cooks when families and friends get together on an almost weekly basis. The act of grilling enhances their enjoyment of the gathering. To him, a premium brand means success. He believes "lo barato sale caro" — that cheap things become expensive in the long run. And he grills primarily with charcoal. In fact, more than 70 percent of Hispanic grill owners own a charcoal grill, and almost 70 percent of the Hispanic population says they grill year-round.[2]

Our previous Hispanic advertising had focused on how Kingsford® charcoal lights very fast, an approach derived from the general market. With support from ad agengy Alma DDB, Tony and the team learned that Hispanics aren't as concerned with how long it takes to light charcoal. Instead, what's clear — and different from the general market — is that Hispanic family barbecues tend to last for a long time, and it's uncertain who may be attending. The important benefits here are for charcoal to burn longer to handle the length and heavy grilling demands of the party.

"It doesn't matter how long it takes the food to get done and there's no set time to dine or finish," says Sarah Oitzinger, Clorox account director, Alma DDB. "The host is concerned about keeping the fire going as guests arrive all day. He needs a charcoal that can go for a long time, and our job is to convince him that Kingsford® charcoal is the brand to use."

Hispanic Market Ads Say, "Let the Barbecue Go On!"
New advertising kicked off in March 2008 to Hispanic markets. A "Guest of the Guest" campaign celebrated the quality and performance of the Kingsford® brand by tapping into the insight of never knowing who will show up at your barbecue and declaring "let the barbecue go on."

Early results already show spikes in market share. Aggregate dollar share (March-June 2008) in markets receiving advertising support increased 2.7 points versus the year-ago period to 59.5 percent, with key markets like Houston up 5.5 points and San Antonio up 3.3 points. Continued growth is anticipated during the peak grilling months as well.

Charcoal is not the only category where we believe Clorox can win with the Hispanic market. The multicultural team is working on strategies in auto care and cleaning. Fiscal 2008 also marked the launch of www.cloroxenespanol.com, a Spanish-language Web site for Clorox® liquid bleach and Clorox® cleaning and disinfecting products.

1. Information Resources Inc. (IRI) April 2008 Times and Trends on Hispanics
2. Hearth, Patio & Barbecue Association, 2007


KINGSFORD

Responsible Practices Promote Our Values and Build Our Business



ECOBEES, a Burt's Bees employee volunteer group, promotes creative ways to drive sustainability. The Dumpster Dive, shown here, demonstrates how much waste from operations could be recycled and diverted from landfills.

Since our founding, The Clorox Company has embraced corporate social responsibility (CSR) as not only a moral imperative, but also a business one. That's because we believe going beyond ethical business practices to strategically address economic, environmental and social issues helps create sustainable value for our shareholders, employees, customers, consumers and other stakeholders.

"Our CSR principles reflect a deep commitment to uphold high standards of business conduct, integrity, safety, quality and respect for people and the environment in everything we do," says Kim Rivera, vice president – associate general counsel and head of the company's CSR program. "Many things have changed at Clorox since the company was founded nearly a century ago, but these values remain unchanged. They are part of this company's heritage and woven into our fabric."

We've Increased Our Focus on Environmental Sustainability
Fiscal year 2008 marked a milestone for Clorox, as we established a corporate Eco Office to coordinate the implementation of our new companywide environmental sustainability strategy, completed a comprehensive greenhouse gas emissions inventory and made a public commitment to measure, report and reduce those emissions, energy and water use and waste.

"We have significantly stepped up our environmental sustainability focus and efforts," explains Bill Morrissey, vice president – environmental sustainability. "We believe green initiatives can contribute a third of the growth the company needs to reach our Centennial Strategy goals and accelerate our environmental footprint reduction efforts as well."

In fiscal 2008, we increased our focus on environmental sustainability in big ways and small. We joined the Sustainable Packaging Coalition, the U.S. Environmental Protection Agency's Climate Leaders Program and the Carbon Disclosure Project. Each alliance is aimed at helping us advance our sustainability goals. From two-sided copying on 100 percent recycled paper to converting our company cars to hybrids, we are working toward a more sustainable future.

We know our employees are concerned about sustainability, too. To tap their creativity and commitment to the issue, we created the Eco Network. The mission of this group is to help us identify and implement ways to make Clorox and its consumer offerings more sustainable.

(For more information on Clorox's environmental sustainability initiatives, visit the corporate social responsibility pages of our Web site at www.TheCloroxCompany.com.)

Clorox Foundation Provides Monetary Support to Nonprofits
Our commitment to our communities is reflected in the activities of The Clorox Company Foundation, which has awarded more than $70 million in cash contributions to nonprofit organizations in the United States since its inception in 1980.

Currently, our giving averages $3.5 million to $4 million each year. Part of that is direct support of employee giving: annually, we match up to $2,500 per employee for their contributions to nonprofit organizations and up to an additional $5,000 per employee to eligible U.S. higher education programs.

The Clorox Company Foundation makes grants in our headquarters location, Oakland, Calif., and in places where we have manufacturing, sales and distribution facilities. Our giving is primarily targeted to organizations that support education, arts and culture. "We believe that, to be most effective, our community investment must be focused," explains Victoria Jones, vice president – government affairs and community relations and head of The Clorox Company Foundation.

Our partnership with the East Oakland Youth Development Center (EOYDC) is one of the longest-standing community partnerships for The Clorox Company Foundation. Providing underserved youth with job training, computer literacy and scholarships, EOYDC is celebrating its 30th anniversary. We have been a supporter since its inception and applaud the work of EOYDC helping area young people become responsible citizens and dynamic leaders.

We Support the Communities Where We Operate
The Tucker Wellness Center in Parsons, W. Va., was facing closure until Clorox's Kingsford® charcoal plant helped out. Partnering with the city of Parsons, Foundation dollars were donated to revitalize the center, which is used for physical rehabilitation and exercise by the community of 1,700 people.





Top: Clorox employees in Canada take a ride on the Big Bike to raise money for the Heart and Stroke Foundation of Canada.
Bottom: Working closely with the American Red Cross and other international relief organizations, Clorox donates bleach, trash bags and other products to disaster stricken areas for use in cleanup and sanitization.




Cruz Roja
Americana



Top: The Clorox Chile sales team rolled up their sleeves and devoted a day to the community by participating in the program "Un Techo Para Chile" (One Roof for Chile). They assembled three small, prefabricated homes to help families improve their standard of living.

Bottom left: Officials from the American Red Cross Puerto Rico stand with a Clorox representative at the ceremony where Clorox was awarded the Humanitarian Award for a joint campaign with the Puerto Rico American Red Cross on safety preparation for hurricane season.

Bottom right: An employee auctioneer livens up the bidding at the 17th Annual Marcus A. Foster Educational Institute auction, benefiting scholarships for Oakland, Calif., public school seniors. Run and managed entirely by employee volunteers, the auction raised more than $75,000 in 2008 — enough for 29 scholarships.

"We are proud that we could help save this important resource for our community," says Ronda Helmick, a 16-year Clorox employee at the Parsons plant.

Employees at Clorox's Alpharetta, Ga., facility donated clothing and supplies to the Atlanta Day Shelter for Women and Children, which serves as a home and resource center for homeless women and children. Says Shelter Interim Executive Director Shirley Baker, "Your gifts are so helpful to the women and children who enter our doors with broken hearts, minds and spirits."

The Clorox Company Foundation also funds employee volunteer efforts. Any U.S. Clorox employee volunteering at least 24 hours of their time to a nonprofit during a year can receive a $300 grant for that organization. These programs support our employees in their community involvement, and help promote employee engagement and retention.

Product Donations Bring Relief to Disaster-Stricken Areas
Working closely with the American Red Cross and other international relief organizations, Clorox donates bleach, trash bags and other company products to disaster-stricken areas for use in water purification, cleanup and sanitization. In the spring and summer of 2008 alone, we donated more than 60,000 gallons of Clorox® bleach and many thousands of Glad® trash bags to areas in the U.S. Midwest hit by tornadoes and disastrous flooding.

In August 2007, the largest earthquake to hit Peru in more than a hundred years devastated the region around Chinca, some one hundred miles south of the capital city of Lima. Clorox employees at our Lima operations took action, arranging to deliver thousands of gallons of bleach to those in need. Even more impressively, they got it there by noon the day after disaster struck. Caretas, the largest circulation news magazine in Peru, recognized Clorox for being the first company to get assistance to the area. Proud Clorox employees were praised for their quick work to ensure that the people of the devastated region had safe water and a means to reduce exposure to illness-causing germs.

Diversity Makes Us More Competitive
For Clorox, diversity is much more than just an initiative, a set of values or a mission statement. It is a true measure of our ability to grow our organization in a competitive marketplace.

"We believe the ideas and values that shape our employees are as important as what they do," says Erby Foster, director – diversity and inclusion. "In turn, this recognition of the experiences and knowledge of our employees improves the diversity of our products and market leadership. It also fosters employee engagement and retention, a source of competitive advantage in the marketplace for talent."

A key program in our diversity and inclusion strategy is our employee resource groups (ERGs). The company's ERGs not only provide an opportunity to build professional relationships, but also help promote and retain exceptional employees, provide insights on multicultural marketing and supplier diversity initiatives and support our community outreach programs. Open to all employees, each ERG (African American; Asian; Gay, Lesbian, Bisexual and Transgender; Hispanic; and Women) ensures every employee has access to support, inspiration and personal and professional development.

The diversity of the Clorox executive team was recognized in the third annual University of California at Davis Study of California Women Business Leaders. Clorox was ranked sixth out of 400 companies surveyed for women representation among executive and board-level ranks. The study noted that more than 33 percent of Clorox directors and executive officers are women, placing the company second among those in the consumer products business.

Our commitment to diversity extends to our suppliers. Ensuring all suppliers have equal access is a central part of our corporate diversity strategy. To this end, in fiscal 2008, we invested more resources to support supply chain diversity initiatives and developed a three-year implementation plan. The mission was further enhanced with the recent launch of a new Web portal to broaden the pool of Clorox suppliers. The portal provides a way for potential suppliers to register themselves for consideration as goods and services providers to the company, thereby helping Clorox evaluate a broader base of diverse suppliers. We're particularly focused on making sure we consider suppliers that reflect our increasingly diverse consumer base.

We Maintain High Standards of Conduct and Governance
In support of our focus on ethical business practices and high standards of governance and compliance, we maintain rigorous corporate governance practices and internal controls. Our board of directors is made up of individuals who are experienced, independent and diverse. The board's independence standards are based on the principle that an independent director should be free of any relationship with Clorox or our senior management. With the exception of our chairman and CEO, all of our directors are independent under the standards of the New York Stock Exchange and the board's independence standards. Our board operates under formal corporate governance guidelines that define its composition, operations and responsibilities, and each board committee operates under a formal charter. The board regularly reviews the governance guidelines and charters to ensure they are state of the art. Our governance guidelines and charters are available at www.TheCloroxCompany.com. These policies and practices help the board and our management achieve Clorox's strategic objectives and ensure the long-term vitality of the company for the benefit of our shareholders.

Institutional Shareholder Services, which rates more than 8,000 companies worldwide on the strengths, deficiencies and risks of a company's corporate governance practices, including its board of directors, gave Clorox a very high corporate governance quotient (CGQ). As of Sept. 1, 2008, our CGQ is better than 87.9 percent of S&P 500 companies and better than 98.4 percent of household and personal products companies.

Clorox employees are guided by a set of core corporate values. Our Code of Conduct acts as our compass, establishing a common standard of behavior for everyone at Clorox.

Furthermore, we're committed to high standards of ethical behavior and compliance with all applicable laws and regulations in conducting business. Employees, contractors and board members are expected to abide by the law and Clorox policies.

We recognize, too, that we have responsibilities to the communities where we do business around the world, and we are focused on complying with the laws of our host countries. Our international operations are required to follow local and applicable U.S. laws, and in many instances we hold ourselves to a higher standard than what is required by law.

Clorox has 93 market-leading brands around the world.

U.S. and Canada[1]

Home Care
No. 1 Clorox® disinfecting wipes, U.S.
No. 1 Clorox® Clean-Up® bleach spray cleaner, U.S.
No. 1 Clorox® ToiletWand™ convenience toilet-bowl cleaner, U.S.
No. 1 Clorox® automatic toilet-bowl cleaner, U.S.
No. 2 Clorox® manual toilet-bowl cleaner, U.S.
No. 1 Tilex® mildew remover, U.S.
No. 1 Pine-Sol® dilutable cleaners, U.S.
No. 2 Liquid-Plumr® drain openers, U.S.
No. 1 S.O.S® steel wool soap pads, U.S.
No. 1 HandiWipes® cleaning cloths, U.S.

Bags, Wraps & Containers
No. 1 Glad® trash bags, Canada, U.S.
No. 1 Glad® plastic wrap, Canada, U.S.
No. 1 GladWare® food-storage containers, U.S.

Laundry Care
No. 1 Clorox® bleach, U.S.
No. 1 Javex® bleach, Canada
No. 1 Clorox 2® color-safe bleach, U.S.

Charcoal
No. 1 Kingsford® charcoal, U.S.
No. 2 Kingsford® Match Light® charcoal, U.S.
No. 2 Kingsford® charcoal lighter fluid, U.S.

Ranch Dressing, Sauces & Seasonings
No. 1 Hidden Valley® ranch salad dressing, U.S.
No. 2 Hidden Valley® dry salad dressing mix, U.S.
No. 1 Hidden Valley® dry dip mix, U.S.

Water Filtration
No. 1 Brita® pour-through systems & filters, Canada, U.S.
No. 1 Brita® faucet-mount systems & filters, Canada
No. 2 Brita® faucet-mount systems & filters, U.S.

Natural Personal Care
No. 1 Burt's Bees® products, U.S.

Cat Litter
No. 2 Fresh Step® cat litter, U.S.

Auto Care
No. 1 Armor All® auto-appearance products, U.S.
No. 1 STP® oil and fuel additives, U.S.

International[2]

Home Care
No. 1 Poett® dilutable cleaners, Chile, Perú
No. 2 Poett® dilutable cleaners, Argentina
No. 2 Poett® air fresheners, Argentina, Chile
No. 2 Poett® cleaners, Costa Rica
No. 2 Lestoil® cleaners, Puerto Rico
No. 1 Mistolín® cleaners, Panamá, Venezuela

Bags & Wraps
No. 1 Glad® products, Australia, South China, Hong Kong, New Zealand, South Africa
No. 1 Glad® plastic wrap, U.A.E.
No. 1 Glad® reclosable bags, U.A.E.

Laundry Care
No. 1 Clorox® bleach, Egypt, Gulf States, Hong Kong, Malaysia, Panamá, Perú, Puerto Rico, Saudi Arabia, U.A.E., Bahrain, Oman, Qatar
No. 2 Clorox® bleach, Chile, Colombia, Mexico, Jordan
No. 1 Clorox® color-safe bleach, Saudi Arabia, Kuwait, Bahrain, Qatar, Lebanon, Syria
No. 1 CFC® color-safe bleach, Egypt
No. 2 Clorox® color-safe bleach, U.A.E., Oman, Jordan, Lebanon
No. 1 Ajax® bleach, Dominican Republic, Ecuador[3]
No. 1 Agua Jane® bleach, Uruguay
No. 1 Ayudín® bleach, Argentina
No. 2 Clorita® bleach, Egypt
No. 1 Clorinda® bleach, Chile
No. 1 Los Conejos® bleach, Costa Rica
No. 1 Nevex® bleach, Venezuela
No. 2 Sello Rojo® bleach, Uruguay
No. 1 Yuhan Rox® bleach, Korea

Scourers, Sponges & Wipes
No. 1 Chux® products, Australia
No. 2 Chux® products, New Zealand

Gloves
No. 1 Chux® gloves, New Zealand
No. 2 Chux® gloves, Australia

Auto Care
No. 1 Armor All® auto-appearance products, Australia, New Zealand, U.A.E.
No. 1 STP® oil and fuel additives, U.A.E.

Ninety-three Clorox brands hold the No. 1 or No. 2 dollar market-share positions in their product categories and countries, as reported by the sources cited in the footnotes below.

1. IRI Infoscan data for grocery and drug retail outlets, Kmart and Target in the U.S. for the 52 weeks ended June 29, 2008; Nielsen/Spins data for natural personal care category for the 52 weeks ended April 19, 2008, Nielsen MarketTrack data for grocery banner, drug and mass-merchandise retail outlets in Canada for the 52 weeks ended July 5, 2008.

2. Nielsen (South China, Hong Kong, New Zealand and all Latin America countries except Puerto Rico); IRI Infoscan (Puerto Rico, Kuwait, Bahrain, U.A.E., Qatar, Syria, Lebanon, Jordan, Oman); Aztec (Australia, South Africa); MEMRB (Saudi Arabia). Data is for the 52 weeks ended May 31, 2008 (Argentina, Mexico, Costa Rica, Panama, Oman); June 30, 2008 (Hong Kong, Australia, New Zealand, South Africa, South China, Chile, Egypt, Gulf States, Malaysia, Saudi Arabia, U.A.E., Korea, Kuwait, Bahrain, Jordan, Qatar, Lebanon, Syria, Colombia, Puerto Rico, Venezuela, Dominican Republic, Ecuador).

3. Ajax is a registered trademark of the Colgate-Palmolive Company on license to Clorox Dominicana, C. Por A. and Clorox Del Ecuador S.A. Ecuaclorox.

Clorox people work to build brands and market products to consumers around the world — different products with different uses for different people in different markets. But they all do the same thing: make everyday life better, every day.


Chux
Super Cloth
CLOROX
poett
jane
Clorinda
Fresh Step
FRESH EXPRESSIONS
Scoop Away
GLAD
ROTA FOIL
Wrap
mono foil
FREEZER BAGS
TIRE FOAM
SON OF A GUN!
Tuff Stuff
Ranch
ForceFlex
Tilex
OvenWare
ClingWrap
Press'n Seal
FLAP TIE
Pine Sol
ToiletWand
SOS
Wipes
KINGSFORD
BBQ BAG
Match Light
OXI MAGIC
Colors
409
Kitchen
Bleach
green works
BURT'S BEES
Bleach Pen
BRITA

Report of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

The Board of Directors and Stockholders of The Clorox Company:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company at June 30, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2008 (not presented separately herein) and in our report dated August 18, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

As discussed in the Notes to the consolidated financial statements (not presented separately herein), on July 1, 2007, the Company changed its method of accounting for uncertain tax positions upon adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* Also, on June 30, 2007, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and changed its method of recognizing the funded status of its defined benefit post retirement plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company's internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 18, 2008 (not presented separately herein) expressed an unqualified opinion thereon.

Ernst + Young LLP

San Francisco, California
August 18, 2008

Stock Listing
The New York Stock Exchange lists The Clorox Company's common stock, which is identified by the symbol CLX.

Transfer Agent, Registrar and Dividend Disbursing Agent
Inquiries relating to stockholder records, change of ownership, change of address and the Dividend Reinvestment/Direct Stock Purchase Plan should be sent to:

Computershare
P.O. Box 43078
Providence, RI 02940-3078
800-756-8200 or 781-575-2726
TDD 800-952-9245 or 312-588-4110 for hearing impaired
www.computershare.com/investor

Stockholder Information Service
Shareholder.com offers the latest Clorox news. Stockholders can call 888-CLX-NYSE (259-6973) toll-free 24 hours a day to hear messages about Clorox, request company materials or get a 20-minute-delayed stock quote. For more information, visit www.shareholder.com.

Dividend Reinvestment/Direct Stock Purchase Plan
Clorox has authorized Computershare to offer a Dividend Reinvestment/Direct Stock Purchase Plan. Registered shareholders can purchase additional shares. Nonshareholders may join the plan with an initial investment, lump sum or bank debit. Most fees are paid by Clorox. For more information or plan materials, call 888-CLX-NYSE (259-6973) or contact Computershare (see above).

Management Report on Internal Control Over Financial Reporting
Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2008, and concluded that it is effective. For more information, see Item 9.A. of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

2008 Financial Information
The following pages of the Clorox 2008 Annual Report contain summary financial information. Full financial statements are provided in the company's 2008 proxy statement. Detailed financial information is available without charge through the following sources:

> The company's proxy statement is available at www.TheCloroxCompany.com.

> The company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008, is available at www.TheCloroxCompany.com and through the SEC's EDGAR database. Printed copies are available by calling 888-CLX-NYSE (259-6973).

CEO/CFO Certifications
The most recent certifications by the company's chief executive officer and chief financial officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008. The company has also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Forward-Looking Statements
Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis" sections in the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2008, and subsequent SEC filings, for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of Aug. 18, 2008. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

Condensed Consolidated Statements of Earnings

Years ended June 30 (dollars in millions, except share amounts)	2008	2007	2006
Net sales	$ 5,273	$ 4,847	$ 4,644
Cost of products sold	3,098	2,756	2,685
Gross profit	2,175	2,091	1,959
Selling and administrative expenses	690	642	631
Advertising costs	486	474	450
Research and development costs	111	108	99
Restructuring and asset impairment costs	36	13	1
Interest expense	168	113	127
Other income, net	(9)	(2)	(2)
Earnings from continuing operations before income taxes	693	743	653
Income taxes on continuing operations	232	247	210
Earnings from continuing operations	461	496	443
Earnings from discontinued operations	-	5	1
Net earnings	$ 461	$ 501	$ 444
Earnings per share			
Basic			
Continuing operations	$ 3.30	$ 3.28	$ 2.94
Discontinued operations	-	0.03	0.01
Basic net earnings per share	$ 3.30	$ 3.31	$ 2.95
Diluted			
Continuing operations	$ 3.24	$ 3.23	$ 2.89
Discontinued operations	-	0.03	0.01
Diluted net earnings per share	$ 3.24	$ 3.26	$ 2.90
Weighted average common shares outstanding (in thousands)			
Basic	139,633	151,445	150,545
Diluted	142,004	153,935	153,001

Condensed Consolidated Balance Sheets

As of June 30 (dollars in millions, except share amounts)	2008	2007
Assets		
Current assets		
Cash and cash equivalents	$ 214	$ 182
Receivables, net	505	460
Inventories	384	309
Other current assets	146	81
Total current assets	1,249	1,032
Property, plant and equipment, net	960	976
Goodwill	1,658	1,025
Trademarks, net	560	254
Other intangible assets, net	123	94
Other assets	158	200
Total assets	$ 4,708	$ 3,581
Liabilities and Stockholders' (Deficit) Equity		
Current liabilities		
Notes and loans payable	$ 755	$ 74
Current maturities of long-term debt	-	500
Accounts payable	418	329
Accrued liabilities	440	507
Income taxes payable	48	17
Total current liabilities	1,661	1,427
Long-term debt	2,720	1,462
Other liabilities	600	516
Deferred income taxes	97	5
Total liabilities	5,078	3,410
Commitments and contingencies		
Stockholders' (deficit) equity		
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued at June 30, 2008 and 2007; and 138,038,052 and 151,256,460 shares outstanding at June 30, 2008 and 2007, respectively	159	159
Additional paid-in capital	534	481
Retained earnings	386	185
Treasury shares, at cost: 20,703,409 and 7,485,001 shares at June 30, 2008 and 2007, respectively	(1,270)	(445)
Accumulated other comprehensive net losses	(179)	(209)
Stockholders' (deficit) equity	(370)	171
Total liabilities and stockholders' (deficit) equity	$ 4,708	$ 3,581

Condensed Consolidated Statements of Stockholders' (Deficit) Equity

Dollars in millions, except share amounts	Common Stock Shares (000)	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Shares Shares (000)	Treasury Shares Amount	Accumulated Other Comprehensive Net (Losses) Gains	Unearned Compensation	Income	Total Comprehensive Income
Balance at June 30, 2005	249,827	$ 250	$ 328	$ 3,684	(98,144)	$ (4,463)	$ (336)	$ (16)	$ (553)	
Comprehensive income										
Net earnings				444					444	$ 444
Translation adjustments, net of tax of $(0)							2		2	2
Change in valuation of derivatives, net of tax of $(1)							1		1	1
Minimum pension liability adjustments, net of tax of $71							118		118	118
Total comprehensive income										$ 565
Dividends				(174)					(174)	
Employee stock plans			85	(15)	2,015	71			141	
Reclassification upon adoption of Statement of Financial Accounting Standards (SFAS) No. 123-R			(16)					16	-	
Treasury stock purchased					(2,400)	(135)			(135)	
Balance at June 30, 2006	249,827	250	397	3,939	(98,529)	(4,527)	(215)	-	(156)	
Comprehensive income										
Net earnings				501					501	$ 501
Translation adjustments, net of tax of $3							47		47	47
Change in valuation of derivatives, net of tax of $1							(3)		(3)	(3)
Minimum pension liability adjustments, net of tax of $0							1		1	1
Total comprehensive income										$ 546
Adjustment to initially apply SFAS No. 158, net of tax of $(23)							(39)		(39)	
Dividends				(200)					(200)	
Employee stock plans			84	(9)	2,358	100			175	
Treasury stock purchased					(2,400)	(155)			(155)	
Treasury stock retirement	(91,086)	(91)		(4,046)	91,086	4,137			-	
Balance at June 30, 2007	158,741	159	481	185	(7,485)	(445)	(209)	-	171	
Comprehensive income										
Net earnings				461					461	$ 461
Translation adjustments, net of tax of $(2)							26		26	26
Change in valuation of derivatives, net of tax of $17							27		27	27
Unrecognized actuarial losses and prior service benefit, net of tax of $(15)							(23)		(23)	(23)
Total comprehensive income										$ 491
Cumulative effect of adopting Interpretation No. 48				(10)					(10)	
Dividends				(231)					(231)	
Employee stock plans			53	(19)	862	48			82	
Treasury stock purchased					(14,080)	(868)			(868)	
Other						(5)			(5)	
Balance at June 30, 2008	158,741	$ 159	$ 534	$ 386	(20,703)	$ (1,270)	$ (179)	$ -	$ (370)	

Condensed Consolidated Statements of Cash Flows

Years ended June 30 (dollars in millions)	2008	2007	2006
Operating activities:			
Net earnings	$ 461	$ 501	$ 444
Deduct: Earnings from discontinued operations	-	5	1
Earnings from continuing operations	461	496	443
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	205	192	188
Share-based compensation	47	49	77
Deferred income taxes	(42)	(15)	(28)
Restructuring and asset impairment activities	29	4	-
Other	23	26	44
Cash effects of changes in:			
Receivables, net	(8)	(15)	(29)
Inventories, net	(26)	(8)	26
Other current assets	11	13	(11)
Accounts payable and accrued liabilities	63	(30)	(50)
Income taxes payable	(33)	7	(136)
Pension contributions to qualified plans	-	(10)	(10)
Net cash provided by continuing operations	730	709	514
Net cash provided by discontinued operations	-	-	8
Net cash provided by operations	730	709	522
Investing activities:			
Capital expenditures	(170)	(147)	(180)
Businesses acquired	(913)	(123)	(16)
Other	1	2	35
Net cash used for investing activities	(1,082)	(268)	(161)
Financing activities:			
Notes and loans payable, net	681	(87)	(204)
Long-term debt borrowings	1,256	-	-
Long-term debt repayments	(500)	(150)	(29)
Treasury stock purchased	(868)	(155)	(135)
Cash dividends paid	(228)	(183)	(173)
Proceeds from exercise of stock options and other	39	119	79
Net cash provided by (used for) financing activities	380	(456)	(462)
Effect of exchange rate changes on cash and cash equivalents	4	5	-
Net increase (decrease) in cash and cash equivalents	32	(10)	(101)
Cash and cash equivalents:			
Beginning of year	182	192	293
End of year	$ 214	$ 182	$ 192
Supplemental cash flow information:			
Cash paid for:			
Interest	$ 153	$ 117	$ 132
Income taxes, net of refunds	299	272	373
Non-cash financing activities:			
Dividends declared and accrued but not paid	64	61	43

Board of Directors

(as of Sept. 1, 2006)



Donald Knauss [3]
Chairman & Chief Executive Officer



Gary Michael [1, 3, 5]
Presiding Director
Retired Chairman of the Board &
Chief Executive Officer
Albertson's, Inc.



Daniel Boggan, Jr. [3, 4, 5]
Retired Senior Vice President
National Collegiate Athletic Association



Richard Carmona, M.D., M.P.H., F.A.C.S. [4]
Vice Chairman
Canyon Ranch



Tully Friedman [2, 3, 4]
Chairman & Chief Executive Officer
Friedman Fleischer & Lowe, LLC



George Harad [2, 3, 4]
Retired Executive Chairman of the Board
OfficeMax Incorporated



Robert Matschullat [2, 4]
Retired Vice Chairman &
Chief Financial Officer
The Seagram Company, Ltd.



Edward Mueller [1, 3]
Chairman & Chief Executive Officer
Qwest Communications International Inc.



Jan Murley [1, 5]
Consultant
Kohlberg Kravis Roberts & Co.



Pamela Thomas-Graham [1]
Managing Director
Angelo Gordon & Co.



Carolyn Ticknor [2, 5]
Retired President – Imaging and
Printing Business
Hewlett-Packard Company

Board Committees

1 Audit
(Edward Mueller, Chair)
2 Management Development & Compensation
(George Harad, Chair)
3 Executive
(Donald Knauss, Chair)
4 Finance
(Tully Friedman, Chair)
5 Nominating & Governance
(Daniel Boggan, Jr., Chair)

Clorox Executive Committee

(as of Sept. 1, 2008)

Don Knauss
Chairman & CEO

Larry Peiros
Executive Vice President & Chief Operating Officer – Clorox North America

Beth Springer
Executive Vice President – Strategy & Growth

Frank Tataseo
Executive Vice President – Functional Operations

Warwick Every-Burns
Senior Vice President – International

Dan Heinrich
Senior Vice President – Chief Financial Officer

Jackie Kane
Senior Vice President – Human Resources & Corporate Affairs

Laura Stein
Senior Vice President – General Counsel



Clorox Executive Committee: *(Front from left)* Dan Heinrich, Warwick Every-Burns, Jackie Kane. *(Back from left)* Don Knauss, Laura Stein, Larry Peiros, Beth Springer, Frank Tataseo.

Clorox Leadership Committee

(as of Sept. 1, 2008)

All positions on Clorox Executive Committee, plus:

Tarang Amin
Vice President – Business Unit Leader, Charcoal & Food

Tim Bailey
Vice President – Product Supply

Tom Britanik
Vice President – Marketing

Chip Conradi
Vice President – Tax and Treasurer

Michael Costello
Vice President – General Manager, Latin America

Wayne Delker
Vice President – Global Research & Development

Benno Dorer
Vice President – General Manager, Laundry & Home Care

Robin Evitts
Vice President – Chief Information Officer

Derek Gordon
Vice President – Business Unit Leader, Brita & U.S. Auto Care

Tom Johnson
Vice President – Controller

Grant LaMontagne
Vice President – Sales

Steve Robb
Vice President – Financial Planning & Analysis

George Roeth
Vice President – General Manager, Specialty Division

Glenn Savage
Vice President – General Manager, Away From Home

Keith Tandowsky
Vice President – Internal Audit

Return on Invested Capital (Unaudited) (1)

Reconciliation of earnings from continuing operations before income taxes to return on invested capital (ROIC)

Dollars in millions and all calculations on a rounded basis	FY08	FY07	FY06	FY05	FY04
Earnings from continuing operations before income taxes	$693	$743	$653	$729	$752
Restructuring and asset impairment costs (2)	36	13	1	36	11
Interest expense (3)	168	113	127	79	30
Earnings from continuing operations before income taxes, restructuring and asset impairment costs, and interest expense	$897	$869	$781	$844	$793
Adjusted after tax profit (4)	$596	$580	$530	$596	$517
Adjusted average invested capital (5)	$2,805	$2,189	$2,095	$2,204	$2,306
Return on invested capital (6)	21.2%	26.5%	25.3%	27.0%	22.4%

(1) In accordance with SEC's Regulation G, this schedule provides the definition of a non-GAAP measure and the reconciliation to the most closely related GAAP measure. Management believes the presentation of return on invested capital (ROIC) provides additional information to investors about current trends in the business. ROIC is a measure of how effectively the company allocates capital. Beginning with fiscal year 2008, the company adopted a simplified ROIC calculation (see definition below).

(2) Restructuring and asset impairment costs are added back to earnings and average invested capital to more closely reflect operating results.

(3) Interest expense is added back to earnings because it is factored in debt, a component of average invested capital (as defined below).

(4) Adjusted after tax profit represents earnings from continuing operations before income taxes, restructuring and asset impairment costs, and interest expense; after tax. The tax rate applied is the effective tax rate on continuing operations, which was 33.6%, 33.2%, 32.1%, 29.4% and 34.8% in fiscal years 2008, 2007, 2006, 2005 and 2004, respectively.

(5) Average invested capital represents a five quarter average of debt and equity. Adjusted average invested capital represents average invested capital adjusted to add back a five quarter average of cumulative, current-year after-tax restructuring and asset impairment costs. See below for details of the adjusted average invested capital calculation:

Amounts shown below are five quarter averages	FY08	FY07	FY06	FY05	FY04
Debt	$3,161	$2,181	$2,533	$1,820	$1,019
Equity	(372)	4	(439)	366	1,286
Average invested capital	2,789	2,185	2,094	2,186	2,305
Cumulative after-tax restructuring and asset impairment costs	16	4	1	18	1
Adjusted average invested capital	$2,805	$2,189	$2,095	$2,204	$2,306

(6) ROIC is calculated as earnings from continuing operations before income taxes, excluding restructuring and asset impairment costs and interest expense, computed on an after-tax basis as a percentage of adjusted average invested capital (as defined above).

The Clorox Company

1221 Broadway
Oakland, CA 94612
510-271-7000
www.TheCloroxCompany.com

Para vision este informe en español, visite:
http://investors.TheCloroxCompany.com

Environmental benefits statement of using post-consumer waste vs. virgin fiber: The Clorox Company saved the following resources by using New Leaf Reincarnation Matte, made with 100% recycled fiber and 50% post-consumer waste and manufactured with electricity that is offset with Green-e certified renewable energy certificates.

Trees	Water	Energy	Solid Waste	Greenhouse Gases
103 fully grown	22,378 gallons	47 million Btu	4,896 pounds	8,273 pounds

Calculations based on research by Environmental Defense Fund and other members of the Paper Task Force. www.newleafpaper.com

ANCIENT FOREST FRIENDLY™ NEW LEAF PAPER

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